
10013231

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2010
WASH. D.C.
193
SECTION

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements

December 31, 2009 and 2008

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Table of Contents

*Schedules of reportable transactions, obligations in default, and leases in default (as required by Section 103 (c)(5) of the Employee Retirement Income Security Act of 1974) are not applicable.

AMPER, POLITZINER & MATTIA, LLP

Report of Independent Registered Public Accounting Firm

Pension and CEOP Administrative Committee of
Olin Corporation Contributing Employee Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Olin Corporation Contributing Employee Ownership Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with the U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held At End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia LLP

June 25, 2010
Bridgewater, New Jersey

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31,

	2009	2008
Assets:		
Investments, at fair value:		
Common stock	$ 77,146,636	$ 71,935,502
Mutual funds	183,702,680	136,534,037
Common/collective trusts	103,874,413	93,470,416
Self-directed brokerage	9,458,438	7,433,072
Participant loans	7,947,226	7,496,581
	382,129,393	316,869,608
Cash	26,060	-
Employer contribution receivable	-	210,219
Net assets available at fair value	382,155,453	317,079,827
Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contract	(992,361)	533,414
Net assets available for benefits	$ 381,163,092	$ 317,613,241

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,

	2009	2008
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 11,369,706	$ 7,732,598
Interest on participant loans	448,145	517,750
Net appreciation/(depreciation) in fair value of investments	42,186,321	(81,196,307)
	54,004,172	(72,945,959)
Contributions:		
Participant	12,678,225	11,537,852
Rollover	611,988	493,159
Employer	17,360,291	14,723,470
Total additions	84,654,676	(46,191,478)
Deductions to net assets attributed to:		
Administrative expenses	(237,799)	(73,471)
Benefits paid to participants	(20,867,026)	(48,166,666)
Total Deductions	(21,104,825)	(48,240,137)
Net increase/(decrease) prior to transfer	63,549,851	(94,431,615)
Net transfers	-	(78,430,186)
Net assets available for plan benefits at beginning of year	317,613,241	490,475,042
Net assets available for plan benefits at end of year	$ 381,163,092	$ 317,613,241

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair values are based on quoted prices as of the date of the financial statements. The SSgA Stable Value Fund and Fidelity Income Managed Portfolio are valued at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The following describes the fair value hierarchy and provides information as to the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments. The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels.

(d) Fair Value of Instruments

Accounting Standards Codification ("ASC") 820, previously referred to as Statement of Financial Accounting Standard No. 157, *Fair Value Measurements (*SFAS 157) establishes a new framework for measuring fair value and expands related disclosures. ASC 820 requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market, in an orderly transaction between market participants. Such is a market-based measurement, not an entity-specific measurement. ASC 820 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

(1) Summary of Significant Accounting Policies (Continued)

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Significant inputs to the valuation model that are unobservable, typically based on a Plan's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the end of the year.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Money market mutual funds are valued using the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, which approximates fair value.

Common/Collective Trusts are valued by reference to the funds' underlying assets. Units held in collective trusts are valued based on the market prices of the underlying investments in the funds at year-end.

Participant loans are valued at estimated fair value using amortized cost, which management believes is an accurate reflection of fair value.

(1) Summary of Significant Accounting Policies (Continued)

The following table presents the fair value hierarchy for the balances of the assets and liabilities of the Plan measured at fair value as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Growth funds	$ 29,281,249	$ -	$ -	$ 29,281,249
Fixed income funds	73,335,284	-	-	73,335,284
Total Return Fund	50,032,634	-	-	50,032,634
Large Cap Fund	9,512,670	-	-	9,512,670
Mid Cap Fund	7,617,845	-	-	7,617,845
Small Cap Fund	13,672,608	-	-	13,672,608
Other funds	250,390	-	-	250,390
Total Mutual Funds	183,702,680	-	-	183,702,680
Common Collective Trusts				
S&P 500 Fund	$ -	$ 33,844,424	$ -	$ 33,844,424
Russell 2000 Fund	-	3,168,607	-	3,168,607
S&P Mid Cap Fund	-	7,210,855	-	7,210,855
Short term investments	-	3,680,437	-	3,680,437
Collective Inv Funds	-	29,288,408	-	29,288,408
Debt Instruments	-	4,831,692	-	4,831,692
US Gov't and Agency	-	21,772,442	-	21,772,442
Other funds	-	77,548	-	77,548
Total Common Collective Trusts	-	103,874,413	-	103,874,413
Common Stock				
Olin Corp Common Stock	77,146,636	-	-	77,146,636
Self Directed Stock	9,458,438			9,458,438
Total Common Stock	86,605,074	-	-	86,605,074
Participant Loans	-	-	7,947,226	7,947,226
Total investments at fair value	$270,307,754	$103,874,413	$7,947,226	$382,129,393

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(1) Summary of Significant Accounting Policies (Continued)

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Growth funds	$21,950,588	-	-	$ 21,950,588
Fixed income funds	49,611,507	-	-	49,611,507
Total Return Fund	42,826,014	-	-	42,826,014
Large Cap Fund	7,132,815	-	-	7,132,815
Mid Cap Fund	4,918,741	-	-	4,918,741
Small Cap Fund	9,894,099	-	-	9,894,099
Other funds	200,273	-	-	200,273
Total Mutual Funds	136,534,037	-	-	136,534,037
Common Collective Trusts				
S&P 500 Fund	$ -	$ 27,322,793	$ -	$ 27,322,793
Russell 2000 Fund	-	2,249,788	-	2,249,788
S&P Mid Cap Fund	-	4,990,798	-	4,990,798
Short term investments	-	3,026,641	-	3,026,641
Investment Contracts	-	795,158	-	795,158
Fixed Income	-	55,022,227	-	55,022,227
Other funds	-	63,011	-	63,011
Total Common Collective Trusts	-	93,470,416	-	93,470,416
Common Stock				
Olin Corp Common Stock	71,935,502	-	-	71,935,502
Self Directed Stock	7,433,072			7,433,072
Total Common Stock	79,368,574	-	-	79,368,574
Participant Loans	-	-	7,496,581	7,496,581
Total investments at fair value	$215,902,611	$93,470,416	$7,496,581	$316,869,608

Total Trust investment assets at fair value classified within level 3 were $7,947,226 as of December 31, 2009, which consists of participant loans. Such amounts were 2.1% of net assets available for benefits at fair value as of December 31, 2009.

(1) Summary of Significant Accounting Policies (Continued)

Level 3 Investments Assets

For the year ended December 31, 2009

	January 1, 2009	Realized Gains (Losses)	Unrealized gains (losses) relating to instruments still held at December 31, 2009	Purchases, Sales, Issuances and Settlements (Net)	Transfers in and/or out of Level 3	December 31, 2009
Participant Loans	7,496,581			450,645		7,947,226

(e) New Accounting Guidance

The Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 105-10-05, Generally Accepted Accounting Principles, which establishes the Accounting Standards Codification ("ASC") as the single source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. GAAP is not intended to be changed as a result of the Codification, but the ASC does change the way the guidance is organized and presented. As a result, these changes have an impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for the interim and annual periods ending after September 15, 2009. The Company has included the references to the Codification, as appropriate, in these financial statements.

(f) Payment of Benefits

Benefits to participants are recorded when paid.

(1) Summary of Significant Accounting Policies (Continued)

(g) Administrative Expenses

Expenses of maintaining the Plan are paid by the Plan, from an ERISA expense account or by the Plan Sponsor. The total expenses paid by the Plan as of December 31, 2009 and 2008 were $237,799 and 73,471 respectively. Participants' accounts are charged a $50 loan fee when a loan is taken and the cost for any special handling of a distribution requested by a participant. These charges amounted to $90,578 and 73,471 respectively and are included in the total expenses. Expenses paid by the Plan from the ERISA expense account during the year ended December 31, 2009 were $147,221. Any expenses not paid by the Plan are paid by the Plan Sponsor. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(h) Trust Fund Management

State Street Bank and Trust ("State Street") is the Trustee of the Plan. Under the terms of the Trust Agreement with State Street, the Trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The Trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under State Street, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected Participant's account. No commissions are charged on purchases of Company common stock directly from Olin or from investment accounts within the Plan.

(i) Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

(j) Recordkeeper

Institutional Plan Services, ING US Wealth Management ("ING") is the recordkeeper for the Plan. CitiStreet LLC was the recordkeeper prior to July 1, 2008 when ING acquired CitiStreet LLC.

(2) Description of Plan

The Olin Corporation (Olin or Employer) Contributing Employee Ownership Plan (the Plan or CEOP) operates as an employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan consisting of the following separate investment funds:

SSgA Stable Value Fund
SSgA S&P 500 Index Fund
SSgA MidCap Index Fund
SSgA Small Cap Index Fund
American Beacon Large Cap Value Fund
American Funds Large Cap Growth Fund
Lazard Mid-Cap Fund
Olin Corporation Common Stock Fund

Fidelity Magellan Fund

Pennsylvania Mutual Small Cap Fund
Artio International Equity Fund
T. Rowe Price Age Based Retirement 2020 Fund
PIMCO Total Return Fund
T. Rowe Price Age Based Retirement Income Fund
T. Rowe Price Age Based Retirement 2010 Fund
T. Rowe Price Age Based Retirement 2030 Fund
T. Rowe Price Age Based Retirement 2040 Fund
Self Directed Brokerage Investment

(b) Plan Mergers and Transfers

Acquisition of Pioneer Companies, Inc.

On August 31, 2007, Olin acquired Pioneer Companies, Inc. ("PCI"). PCI sponsored three defined contribution plans: Pioneer Americas LLC Savings Plan for Henderson Bargaining Unit Employees, Pioneer Americas LLC Savings Plan for Salaried Employees and Pioneer Americas LLC Savings Plan for Tacoma Bargaining Unit Employees ('the Pioneer Plans"). The Pioneer Plans were frozen effective December 31, 2007 and participants became eligible to participate in the CEOP effective January 1, 2008. The assets of the Pioneer Plans, which totaled $23,017,100, were merged with the CEOP effective March 31, 2008.

(2) Description of Plan (Continued)

Divestiture of Olin Metals Business to Global Brass and Copper Holdings, Inc.

On November 19, 2007, Olin sold its metals business to Global Brass and Copper Holdings, Inc., ("GBC") and contributions to the Plan were discontinued as of November 19, 2007 for participants who were transferred to GBC as employees. Participants were provided an option to transfer their balances from the CEOP to the Global Brass and Copper Company Retirement Savings Plan. During the first quarter of 2008, 847 participants transferred $101,447,286 from the CEOP to the Global Brass and Copper Company Retirement Savings Plan.

(c) Eligibility and Contributions

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement which provides for participation in the Plan and is actively enrolled on the Employer's payroll and is either performing services in the United States or is a citizen of the United States performing services outside the United States at the request of the Employer.

The total maximum allowable employee contribution is 80% for non-highly compensated employees. Subject to the IRS rules concerning discrimination, the maximum allowable employee contribution is 18% of eligible pay for highly compensated employees.

Eligible employees hired on or after October 1, 2006 are automatically enrolled in the Plan at a pre-tax contribution rate of 6%.

The Internal Revenue Code (IRC) total maximum amount of tax deferred and Roth contributions that may be made to the CEOP was $16,500 for 2009 and $15,500 for 2008. Roth contributions were not permitted by the Plan in 2008. The amount of tax deferred contributions and Roth contributions are based on eligible pay and the percentage of pay the participant has elected to contribute to the Plan.

Participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). Catch-up contributions are additional, tax deferred contributions that eligible participants are permitted to make in excess of the IRS tax deferred contribution limit. Catch-up contributions in excess of 6% of eligible pay are not matched with Company contributions.

The Employer matching contribution percentage is determined by the Company.

In accordance with the collective bargaining agreement in effect for 2008 and 2009 for hourly employees who work at the Company's facility located in East Alton, IL, the Employer matching contribution was applied to employee contributions up to 6% of pay. The Employer contribution was 100% on the first 3% of pay contributed to the plan plus 50% on the balance of the employees' contributions, up to 6% of pay contributed to the Plan.

(2) Description of Plan (Continued)

For 2009 and 2008, generally, for salaried employees and employees in the ChlorAlkali division, the Employer matching contribution rate was set at 50% of employee contributions up to 6% of pay. For 2010, the match was suspended for these employees.

For 2008 and 2009, for hourly employees employed at the Company's facility located in Oxford, MI, the Employer matching contribution was 50% of the employee contributions, up to 3% of pay contributed to the Plan.

Also, certain hourly employees were eligible for a performance based matching contribution equal to 25% of the first 6% of pay that they contributed for 2008 that was previously matched by the Company at the rate of 50%. The basis for the performance based matching contribution was Economic Value Added ("EVA") which is the difference between the Company's net operating profit after taxes and a charge for the cost of capital. The EVA performance based matching contribution was $210,219 for 2008. This performance based matching contribution provision was eliminated effective 1/1/2009.

Additionally, the Plan provides certain employees with a Retirement Contribution contributed by the Company. The Retirement Contribution is credited to a Retirement Contribution Account within the CEOP. Such contributions are predominantly 5% or 7.5% of the employee's pay and are invested in the same investment allocation as the employees' contributions to the CEOP. Other formulas used to determine the Retirement Contribution are generally based on age and service.

The default investment option for employees who are eligible for a Retirement Contribution but do not otherwise participate in the Plan is the T. Rowe Price Age Based Retirement Fund with a maturity date closest to the participant's 65th birthday.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the value of the participant's vested account.

(e) Olin Common Stock Fund

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers may be made, without limitation, at any time and as often as employees choose. Prior to October 17, 2003, the Olin common stock purchased with Employer contributions was not transferable until employees terminated employment with the Company. However, employees who were age 50 or older were, and still are, permitted to withdraw any or all of the value of the Olin common stock purchased with Employer contributions without the usual suspension of contribution penalty. Provided the amount of

(2) Description of Plan (Continued)

the withdrawal is rolled over to an Individual Retirement Account, tax payments would be deferred until the employee takes a distribution from the Individual Retirement Account. Effective October 17, 2003, all of the Olin common stock in an employee's CEOP account, including shares purchased with Company contributions, became transferable.

Effective January 1, 2009, the ESOP portion was expanded to include all shares of Olin Common Stock held in the Olin Common Stock Fund Account. Previously, the ESOP portion of the Plan was limited to only those shares of Olin Common Stock purchased with company contributions and employee after-tax contributions.

(f) Vesting and Payment of Benefit Provisions

All participants become 100% vested in the Employer's contributions upon the completion of five years of service or as a result of death, disability, or retirement. The Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of service	Percentage vested
2	25%
3	50%
4	75%
5 or more	100%

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participants' life expectancy exceeds fifteen years, the life expectancy of the participant.

All distributions shall be paid in cash, however, at the election of the distributee, distributions from the Olin Common Stock Fund may be paid in common stock with any fractional interest in a share of common stock paid in cash.

(g) Loan Provision

All employees who are participants in the Plan with accounts other than the Retirement Contribution account are eligible to borrow from the Plan. The Retirement Contribution account is not eligible for loans. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) Description of Plan (Continued)

(2) One-half (1/2) of the Eligible Borrower's vested Account Balance as of the valuation date coincident with or immediately preceding the date of the loan.

Under the Plan, employees may have up to five outstanding loans at any time. The loans are funded from the participants' accounts, reducing the account balance by the loan amount, and are reflected as participant loans in the Plan's financial statements. The interest rate on outstanding loans is the prime rate at the date of loan origination. Interest rates for new loans ranged from 3.25% to 9.5% in 2009 and from 4% to 7.25% in 2008.

(h) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3) Forfeitures of Employer Contributions

Forfeitures of Employer's contributions, equivalent to the fair value of forfeited shares plus dividends not reinvested, were used to reduce current Employer's cash contributions by $344,060 and $545,225 for the Plan years ended December 31, 2009 and 2008, respectively. Unused forfeitures at December 31, 2009 and 2008 amounted to $44,400 and $184,241, respectively.

(4) Investments

The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 2009 and 2008 are as follows:

	December 31	
Description of investment	**2009**	**2008**
PIMCO Total Return Fund	$ 50,032,634	$ 42,826,014
Olin Corporation Common Stock*	77,146,636	72,606,760
SSgA Stable Value Fund**	58,658,165	59,440,451
SSgA S&P 500 Index Fund	33,844,424	27,322,793
T. Rowe Price Age Based Retirement Income Fund - 2010	19,454,476	
T. Rowe Price Age Based Retirement Income Fund - 2020	22,984,480	

*Includes shares of Olin Corporation Common Stock held by participants in the Self Directed Brokerage Account.

**SSgA Stable Value Fund is stated at contract value.

(4) Investments (Continued)

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Common stock	$ 607,245	$ (1,803,984)
Mutual funds	30,215,362	(76,992,134)
Common/collective trusts	11,317,220	(2,436,228)
Self-directed brokerage	46,494	36,039
	$ 42,186,321	$ (81,196,307)

(5) Risks and Uncertainties

The Plan invests in various investment securities, including Company common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2009 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(6) Fully Benefit Responsive Investment Contract - State Street Bank and Trust Company Principal Accumulation Return Fund ("PAR or Stable Value Fund")

The Stable Value Fund is a common collective trust established by State Street Bank and Trust under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The Stable Value Fund's participants are employee benefit plans. The Stable Value Fund invests in a representation of guaranteed interest contracts ("Traditional GIC" or "GICs"), bank investment contracts, and/or a wrapped portfolio of fixed income ("synthetic investment contracts or "Synthetic GICs").

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net asset available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(7) Tax Status

Olin received a determination letter dated April 3, 2003 from the Internal Revenue Service stating that the Plan is a qualified plan and the trust thereunder is exempt from Federal income taxes under the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated since receiving the determination letter. Counsel for Olin advised that an employee will not be subject to Federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the Trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

On February 1, 2010, the Plan sent a request for a new favorable determination letter to the Internal Revenue Service. The Internal Revenue Service acknowledged receipt of the request in a letter to the Plan Administrator dated February 24, 2010.

(8) Party-In-Interest Transactions

Certain Plan investments are shares of Olin common stock and shares of mutual funds managed by State Street Global Advisors. State Street Global Advisors is a related party to the Trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest. Investment-related fees are reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2009, per the financial statements to the Form 5500:

	2009
Net assets available for benefits per the financial statements	$381,163,092
Adjustment from contract value to fair value for fully benefit responsive investment contracts	992,361
Net assets available for benefits per the 5500	$382,155,453

Net increase in net assets per the financial statements	$63,549,851
Prior year adjustment from contract value to fair value for fully benefit responsive investment contracts	533,414
Adjustment from contract value to fair value for fully benefit responsive investment contracts	992,361
Net increase in net assets per the 5500	$65,075,626

	2008
Net assets available for benefits per the financial statements	$317,613,241
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(533,414)
Net assets available for benefits per the 5500	$317,079,827

Net decrease in net assets per the financial statements	$(172,861,801)
Prior year adjustment from contract value to fair value for fully benefit responsive investment contracts	2,008,513
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(533,414)
Net decrease in net assets per the 5500	$(171,386,702)

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value	
Common Stock:		
* Olin Corporation	Olin Corporation Common Stock, 4,435,024 shares	$ 77,146,636
Common Collective Trusts		
* State Street Global Advisors	SSgA Stable Value Fund, 5,210,107 shares	59,650,526
* State Street Global Advisors	SSgA Mid Cap Index Fund, 201,381 shares	7,210,855
* State Street Global Advisors	SSgA Small Cap Index Fund 144,586 shares	3,168,607
* State Street Global Advisors	SSgA S&P 500 Index Fund 1,576,653 shares	33,844,424
Mutual Funds:		
PIMCO	Total Return Fund 4,632,651 shares	50,032,634
Artio	International Growth Fund, 605,728 shares	17,105,757
American Beacon	Large Cap Value Fund, 551,459 shares	9,512,670
American Funds	Large Cap Growth Fund, 449,114 shares	12,175,492
Lazard	Mid Cap Fund, 738,879 shares	7,617,845
Pennsylvania Mutual	Small Cap Fund 1,452,987 shares	13,672,609
T. Rowe Price	Age Based Retirement Income Fund, 584,861 shares	7,147,006
T. Rowe Price	Age Based Retirement Income Fund - 2010, 1,399,603 shares	19,454,476
T. Rowe Price	Age Based Retirement Income Fund - 2020, 1,581,864 shares	22,984,480
T. Rowe Price	Age Based Retirement Income Fund - 2030 930,268 shares	13,991,232
T. Rowe Price	Age Based Retirement Income Fund - 2040, 647,518 shares	9,758,090
Fidelity Investment Advisors	Fidelity Magellan 3,893 shares	250,390
* Participant loans	2,225 loans with interest rates ranging from 3.25% to 9.50% maturity ranging from January 1, 2008 – April 26, 2015	7,947,226
* State Street Global Advisors	Self-Directed Brokerage Investment	9,458,438
* Party-in-interest to the Plan.		$382,129,393

See report of independent registered public accounting firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2010

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and CEOP Administrative Committee

/s/ M. T. DeRosa
M. T. DeRosa

/s/ S. E. Doughty
S. E. Doughty

/s/ D. J. Ennico
D. J. Ennico

/s/ D. C. Lockwood
D. C. Lockwood

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Amper, Politziner & Mattia, LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and CEOP Administrative
Committee of Olin Corporation

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-153183) of The Olin Corporation of our report dated June 25, 2010, with respect to the financial statements and supplemental schedule of the Olin Corporation Contributing Employee Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

Amper, Politziner & Mattia, LLP

Bridgewater, New Jersey
June 25, 2010